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Oodles Corporation



Oodles

College Today (Student)



Cellphones are everywhere, and have fundamentally changed the way students interact with their friends.



FREE
SCARY
MOVIE NIGHT
MIDNIGHT SHOWING
AT THE CAMPUS CENTER
FREE SNACKS
POPCORN
BRING YOUR PILLOW

On campus events/parties dominate student social life.



CHEAP
How many days straight can I eat this before dying?
Is ORIENTAL a flavor?
Top Ramen
oodles of noodles

Good cheap food is what every student craves.

It's the sharing generation

Every dollar matters



The Problem
(Vendor)

  

Consumers Prefer Customized Experiences

Shoppers would be more likely to
shop in stores that offer:

85%
Personalized coupons
and exclusive
offers provided in-store

64%
Recommendations
for specific
products to purchase

54%
Recommendations
based on what
friends/family
have purchased

- It's about getting students into the store - compelling incentives to visit a critical success factor
- Traditional advertising no longer as effective - millennials purchase based on friend's recommendations



Oodles Value Proposition





TRACK TOWN PIZZA
Medium 2-topping pizza for $11*
$15 for a 2-topping medium pizza. (Hot Deal)
+1 gets => $13 (Hotter Deal)
3x => $11 (*Scorching Deal)
Click "SEE IT" (in app) or the link in your text msg for details.

BROADWAY
METRO
SCORCHER: $30 Movie Night for two*
*All Large Sized
*Click "SEE" (in app) or the link in your text msg for details.

- Oodles provides great deals on food, social activities and events around campus
- "The more students do together, the more they get"



Oodles

Our Unique Three-Tier Approach



Red Wagon Creamery
SCORCHER: Single scoop & 2 toppings for $3.00*
@ EMU
*Click “SEE” (in app) or the link in your text msg for details.

HOT: Exclusive offer on app



Share deals & events from app with friends to earn a badge & redeem for more value – i.e. **HOTTER** version.



Go together with friends who have also earned a badge by sharing from the app. Redeem together to get the very best value – i.e.**SCORCHING** version.

HOTTER: Additional value for sharing

SCORCHING: Best value for redeeming together

IP - Patent Pending


Oodles
Deals & Events
App Store


Oodles
Tier #1 Offer
HOT Deal
ISA Coffee Hour
Oodles
Tier #2 Offer
HOTTER Deal
Oodles
Tier #3 Offer
SCORCHING Deal

- Marketing Benefit: Vendor can communicate Scorching tier to generate maximum student interest
- Sales Benefit: Tiered approach provides incentive for students to visit the retail outlet

 Oodles Value Proposition — Student Feedback





- POSITIVES: Overwhelmingly liked the concept of the more you do, the more you get
    - Found the three-tier model unique and compelling
    - Liked the scorching tier, as it motivates doing things together with their friends
- CHALLENGES: The three-tiers should be compelling and simple to understand
    - Their personal reputation is on line every time they share something, so deals have to be genuine and significant
    - Each of the tiers should be easy to grasp and execute



Oodles Value Proposition — Vendor Feedback

POSITIVES





POS
Integration

- Oodles handles company marketing
- Scorching offer establishes competitive pricing
- Student recommendations stronger than traditional advertising
- Creates up-sell opportunities in store
- No POS integration means low complexity

CHALLENGE

Staff
Training

- Desire minimal staff training (simplicity key)



Vendor Testimonials (University of Oregon)





Track Town Pizza

We're excited to be partnering with Oodles. The three-tier approach of Oodles is truly unique, and helps market our company's mission perfectly, to be the go-to place at the University of Oregon for students to go together and have a fun time. From a business perspective, the up sell opportunities we gain when the students are in the restaurant is one of key value-adds of Oodles.

Tim M., General Manager, Track Town Pizza

Red Wagon Creamery

What's not to like? Oodles does the marketing to students for us, a business reality that normally takes a lot of my very scarce time. Unlike other apps I've seen, the student gets immediate value, no matter which tier they use when they come to the store.

Stuart, Owner, Red Wagon Creameries







Vendor Testimonials (continued)

Movie and small popcorn (with student ID) for $6.00*
BIJOU
ART CINEMAS
Movie Night
$8.00 for a movie and small popcorn. (Hot Deal)
+1 gets => $7+ (Hotter Deal)
2x => $6+ (*Scorching Deal)
Click “SEE IT” (in app) or the link in your text msg for details.

international
student

<u>The Bijou Theater</u>

We’re one of the oldest independent movie houses in Eugene. Oodles provides a great opportunity to continually drive awareness of the rich heritage of our theater, both to new students and current ones. The three-tier model builds from this awareness by actually incentivizing students to come and experience a movie at our landmark location.

Julie, Owner The Bijou Theater

<u>International Students Association (University of Oregon)</u>

The Oodles team have been great to work with. Via the Oodles app, we’ve been able to grow awareness and attendance of our Coffee Hours, and our club members have benefited from the great deals on the app, which enable them to go and have a fun time while saving money!

Harrison L, ISA Officer and Board Member



Oodles - Product





T-Mobile Wi-Fi 8:27 AM
Back
Select Message
Deals
SUBWAY
(at EMU only - between Joe's Burgers & Panda Express)
SCORCHER: Free chips & drink with any sandwich*
SHARE & get your BADGE now!
Share now for your badge! = best deals!
*Click "SEE" (in app) or the link you received for details.
See
Share
Share. Go. Win.

T-Mobile Wi-Fi 8:28 AM
Back
Select Message
$
Badges
You Scored!
Oodles
SUBWAY (@ EMU) — CONGRATS! You scored the Oodles badge from Subway-EMU! Redeem it at the counter before you pay! Enjoy!
Share. Go. Win.

- iOS version available now
- Android slated for Fall '17 (new school year)



Prior Test Results — University of Oregon

(Yr 2016 - Initial app)

Student Acquisition Cost

- ***Ambassador Sign-ups***
  - Compensation: $14/hr
  - @ 4 enrollments/hr —> $3.50/enrollment
  - Ambassadors on average achieved 4 enrollments/hr during test period

Student Engagement Examples

- ***Deals*** — *Local Mexican restaurant*
  - *~ 200 badges created over two month period*
  - *33 deals ultimately redeemed (~17% of badges created)*
- ***Event*** — *Well Known Student Association*
  - *~ 300 total attendees*
  - *50 new student sign-ups at event*

© Disney



Yr 2017 Goals - University of Oregon
(Oodles App launched on iOS April 12th, 2017)

Student Sign-ups & Engagement *(thru Summer '17)*
- 1,000 new users download app
- 9 vendors enrolled
- ~ 500 badges created - **1 share per user every other month at 500 user midpoint**
- ~100 redeemed **(20% redemption)**

ARPU Goals *(starting Fall '17)*
- $29.99/month vendor marketing services (MaaS) fee (seeing)
- $0.10/badge created (sharing)
- $0.50/badge redeemed (going)
- $5.50 annualized ARPU/user (1st yr running rate)

© Disney

Oodles GTM



New Student Acquisition

5 Ambassadors ~ 100 sign-ups/week



Vendor Sign-ups

5+ Food/Drink

2 Movie

1+ Other Entertainment



SCORCHER: $7.50 for a
Cuban Sandwich Combo*
*Click “SEE” (in app) or the link in your text msg for details.

Student Engagement Plans

In-app notifications

Daily Social Media postings (Facebook/Instagram/Twitter)







7:30
Monday, April 14
slide to unlock

facebook
Photo

4:21
Wednesday, October 2
App Name now
Your push notification text would go here.

Student Events

4 Clubs sponsored University events

1-2 Student Ambassador organized events





Management Team





Sajal Sahay (CEO)
Mobile Ecosystem Background ~ 10yrs
500 students+ spoken with to develop/test value proposition
Senior marketing experience at 3 previous retail/mobile start-ups

Asheesh Barman (President/COO)
Business Development/Sales Experience with retailers ~ 22 yrs
Personally recruited every vendor at the University of Oregon
Personally recruited and trained every Student Ambassador



Market Size — Macro View



Projected Enrollments in U.S. Degree-Granting Institutions, 2012-2022 (in 000s)

	2012	2013	2016	2019	2022	% Change, 2012–2022
All students	20,968	21,216	22,076	23,025	23,888	13.9%
Men	8,998	9,070	9,216	9,493	9,796	8.9%
Women	11,970	12,146	12,860	13,533	14,092	17.7%
Full time	13,104	13,107	13,532	14,068	14,616	11.5%
Part time	7,953	8,109	8,544	8,957	9,273	16.6%
Undergraduate	18,006	18,187	18,848	19,634	20,399	13.3%
Graduate	2,962	3,029	3,228	3,392	3,489	17.8%
First–Time Freshmen	3,165	3,196	3,309	3,445	3,578	13.1%
Public 4–Year	8,045	8,131	8,443	8,790	9,120	13.4%
Public 2–Year	7,033	7,125	7,420	7,755	8,048	14.4%
Private 4–Year	5,455	5,521	5,757	6,003	6,223	14.1%

- ~ 4 thousand Universities/Colleges in the US
- ~ 22 million Students in 2016
- 1% penetration ~ 40 schools/220,000 students



Oodles

Expansion Plans

Phase I - University of Oregon

- 1,000 student sign-up's thru Summer '17
- Revenue optimization

Phase II - 2 additional Universities

- Launch at 2 more Universities — revenue generating
- 10,000 total student sign-up's by end-school year '18

Phase III - Up to 10 Universities

- Scalable model deployment
- 50,000 total student sign-ups by end-school year '19